Exhibit 99.1

YAMANA GOLD DECLARES SECOND QUARTER DIVIDEND

TORONTO, ONTARIO, April 28, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) declares a second quarter 2015 dividend of $0.015 per share.  Shareholders of record at the close of business on June 30, 2015 will be entitled to receive payment of this dividend on July 14, 2015.  The dividend is an “eligible dividend” for Canadian tax purposes.

The Company provides shareholders with the option to participate in a Dividend Reinvestment Plan (“DRIP”).  Participants in the DRIP may obtain additional common shares of the Company by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the DRIP participant without paying any brokerage commissions, administrative costs or other service charges.  The enrollment forms are available on the Company’s website at www.yamana.com and under Yamana’s profile on its Transfer Agent, CST Trust Company’s website at www.canstockta.com. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com